							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Six Months Ended
	June 30,		Year Ended December 31,
	(Unaudited)
	2012	2011	2011	2010	2009	20081	2007
Earnings:
Income (loss) from continuing operations before income taxes	$11,548	$10,821	$6,716	$18,238	$18,518	$(4,572)	$27,186
Equity in net income of affiliates included above	(355)	(456)	(784)	(762)	(734)	(819)	(692)
Fixed charges	2,539	2,348	4,900	4,786	5,071	4,943	4,489
Distributed income of equity affiliates	-	39	161	161	317	164	395
Interest capitalized	(130)	(77)	(162)	(772)	(740)	(659)	(171)

Earnings, as adjusted	$13,602	$12,675	$10,831	$21,651	$22,432	$-	$31,207

Fixed Charges:
Interest expense	$1,800	$1,694	$3,535	$2,994	$3,368	$3,369	$3,460
Interest capitalized	130	77	162	772	740	659	171
Dividends on preferred securities	-	-	-	-	-	4	3
Portion of rental expense representative of interest factor	609	577	1,203	1,020	963	911	855

Fixed Charges	$2,539	$2,348	$4,900	$4,786	$5,071	$4,943	$4,489

Ratio of Earnings to Fixed Charges	5.36	5.40	2.21	4.52	4.42	-	6.95

1Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.